September 25, 2006



Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C. 20549


Re:      Artificial Life, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed March 31, 2005
         Form 10-KSB for the quarter ended December 31, 2005
         Filed March 31, 2006
         File no. 0-25075
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Dear Mr. Skinner,

Thank you for your letter dated September 18, 2006 requesting for further explanation regarding revenue recognition.

We would like to ask for extension for submission of our response until October 20, 2006 due to extensive traveling of our CEO. We would also like to have a conference call with you on the same day for discussion of same.

Please kindly let us know if such extension is feasible. You may contact me via email: alice.tat@artificial-life.com or via phone number: (852)3102 2800.

Thank you for your attention.


Yours sincerely
For and on behalf of



Alice Tat
Manager, Accounting and Finance